SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2008

TELEMIG CELULAR PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

TELEMIG CELLULAR HOLDING COMPANY
(Translation of Registrant's name into English)

Rua Levindo Lopes, 258 - Funcionários
Cep: 30.140-170 - Belo Horizonte (MG) - Brazil

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

André Machado Mastrobuono
CEO, CFO and Head of Investor Relations

Ricardo Antunes Agostini
Finance Executive Director

Renata Pantoja
Investor Relations Manager
Phone: +55 31 9933-3535

TELEMIG CELULAR PARTICIPAÇÕES S.A. REPORTS
ITS FOURTH QUARTER AND 2007 RESULTS

- EBITDA of R$452.0 million or 35.4% of net service revenues in 2007, 29.6% over the previous year
- Client base reached 3,900,826 in 2007, an increase of 13.5% over 2006
- Negative net debt (net cash) of R$491.1 million in 2007
- Market share estimated at 29.1%

Belo Horizonte, Brazil, February 26, 2008 – Telemig Celular Participações S.A. (BOVESPA: TMCP3 (Common)/TMCP4 (Preferred); NYSE: TMB), the holding company of the wireless telecommunications service provider in the state of Minas Gerais, today announced its fourth quarter and year-end 2007 results. The Company added 285,429 and 465,264 new clients in 4Q07 and 2007, respectively, increasing its client base to 3,900,826. EBITDA reached R$90.5 million in the 4Q07, representing 27.0% of net service revenues. In the year, EBITDA was R$452.0 million, representing 35.4% of net service revenues.

Operating Highlights:

Client base reached 3,900,826

The Company’s client base reached 3,900,826 in the fourth quarter of 2007, representing an increase of 465,264 clients when compared to the same quarter of the previous year. Net additions amounted to 285,429 in the quarter.

Net additions in the prepaid segment amounted to 233,688 in the 4Q07, bringing the total prepaid base to 3,067,412, or 79% of the total base. The postpaid base increased by 51,741 clients, ending the quarter with 833,414 clients, or 21% of the total base.

www.telemigholding.com.br - 1/13

Churn rate

In the 4Q07, annualized churn rate for the prepaid segment increased to 48.4% against 40.3% registered in the 3Q07. This increase was a result of the prepaid client base clean-up during the quarter. Excluding this effect, annualized churn rate would have reached 30.0% . In 2007, the prepaid churn rate was 2.5 p.p. lower than in 2006, reaching 41.6% . If the client base clean-up effects were excluded, annualized churn rate would have reached 33.8% . This reduction was due to the success of the client attraction and retention campaigns.

Annualized churn rate for the postpaid segment, which accounts for most of the revenues generated, was reduced by 2.6 p.p. when compared to the 3Q07, totaling 16.3% in the 4Q07. This reduction is a result of better retention initiatives and improved quality of the client base. In 2007, the postpaid churn rate stood at 19.8%, 3.9 p.p. lower than the 23.7% recorded in the 2006, due to client lock-in initiatives that reached more than 85% of the client base in 2007, 8 p.p. up when compared to 2006.

As a result, blended annualized churn rate increased to 41.5% in the 4Q07 against 35.7% recorded in the previous quarter. In 2007, blended churn rate reached 36.8%, 2.4 p.p. lower than in the previous year.

Operating revenues

Net service revenues totaled R$335.0 million in the quarter, R$11.7 million or 3.6% higher than in the previous quarter, primarily resulting from the 15.2% increase in total traffic (3.7% in incoming and 25.7% in outgoing traffic).

In 2007, net service revenue reached R$1,276.9 million, the highest amount posted by the company ever, higher than the R$1,087.4 million recorded in the previous year, due to the increase of R$149.3 million, or 34.7%, in interconnection revenues. This increase is mainly due to (i) improvement in the client usage profile and customer base growth, both in the prepaid and postpaid segments, and (ii) the adoption of the full billing rule.

Data revenues totaled R$24.3 million in the 4Q07, an increase of 14.7% compared to the R$21.2 million recorded in the 3Q07. This increase is a result of seasonal factors and the launch of new services. In 2007, data revenues reached R$85.5 million, posting a reduction of 3.5% when compared to the R$88.5 million recorded in 2006. This decrease is due to campaigns in 2006 to stimulate the use of data services at the time of the World Cup.

www.telemigholding.com.br - 2/13

Net equipment revenues totaled R$41.5 million, an increase of 113.2% when compared to the R$19.5 million recorded in the 3Q07. This growth was already expected due to the higher sales combined with seasonal factors. In 2007, net equipment revenues totaled R$100.5 million, 5.3% lower than the R$106.1 million posted in 2006, as a result of lower equipment sales for new activations.

Handset subsidies for client acquisitions totaled R$11.3 million or R$16.9 per gross addition in the fourth quarter, higher than the R$8.6 million, or R$22.1 per gross addition recorded in the 3Q07. This difference is a consequence of higher sales volume associated to Christmas campaign. In 2007, handset subsidies reached R$35.7 million, a reduction of 30.8% or R$15.9 million compared to the R$51.6 million recorded in 2006, mainly due to a better handset price policy negotiated with suppliers.

As a result, total net revenues in the 4Q07 stood at R$376.5 million, 9.8% higher when compared to the previous quarter. In 2007, total net revenues reached R$1,377.4 million, an increase of 15.4% when compared to the R$1,193.5 million recorded in 2006.

Operating costs and expenses

Cost of services totaled R$116.7 million in the 4Q07, an increase 9.1% when compared to the R$102.6 million registered in the previous quarter. This increase is a result of higher expenses with Fistel due to the growth in the client portfolio. In 2007, cost of services reached R$424.6 million, 30% higher when compared to 2006. This increase is mainly due to (i) the increase of R$85.8 million in interconnection costs as a consequence of adopting the full billing rule, and (ii) higher expenses with Fistel as a result of a higher client base growth compared to 2006.

Selling and marketing expenses totaled R$88.2 million in the 4Q07, 28.7% higher than the R$68.5 million recorded in the previous quarter, due to higher expenses with Christmas promotions and advertisements. In 2007, selling and marketing expenses stood at R$258.9 million, 5.5% higher than the R$245.4 million recorded in 2006. This increase is a result of higher expenses related to client retention subsidy.

www.telemigholding.com.br - 3/13

Client acquisition cost decreased to R$106 in the 4Q07 from the R$127 recorded in the 3Q07, the lowest amount recorded since the second quarter of 2004, before the fourth player started operating in the Company’s authorization area 4. This reduction is a consequence of the Company’s efforts to both improve its qualified client base and give the proper incentives for the distribution channel, which led to a 72% growth in sales volume despite a 44% increase in total acquisition cost. In 2007, client acquisition cost reached R$117, a reduction of R$30 when compared to the R$147 recorded in 2006, due to lower subsidies and reduction in handset costs negotiated with suppliers.

Retention costs reached R$71.0 million in the quarter, 2.8% higher than the R$69.1 million recorded in the 3Q07, due to higher subsidies expenses related to the “Você” program. In 2007, retention costs totaled R$236.2 million, 40.2% higher than the R$168.5 million recorded in 2006, due to greater efforts to retain the best and most profitable clients in the base.

General and administrative expenses totaled R$23.3 million in the 4Q07, representing a decrease of 15.0% when compared to the R$27.4 million posted in the previous quarter. This reduction is mainly due to lower expenses with administrative consulting services. In 2007, general and administrative expenses totaled R$90.2 million, lower than the R$96.0 million recorded in the previous year, due to the shut-down of the holding office in Brasília and lower expenses with consulting services.

Bad debt provisions totaled R$6.6 million in the 4Q07, slightly above the R$6.2 million recorded in the last quarter. As a percentage of net service revenues, bad debt provisions reached 2.0%, in line with the 1.9% recorded in the 3Q07. In 2007, bad debt provision was reduced by 27.8%, from R$41.4 million in 2006 to R$29.9 million in 2007. This reduction is due to the establishment of rules for client acquisition focused on credit analysis, appropriate incentives for the distribution channels and new collection initiatives. As a percentage of net service revenues, bad debt provisions dropped to 2.3% in 2007, 1.5 percentage point lower than the 3.8% recorded in 2006, due to the increase of sales to qualified clients.

www.telemigholding.com.br - 4/13

Average Revenue Per User (ARPU)

Postpaid MOU (minutes of use) totaled 207 in the 4Q07, 2.4% higher than the 202 minutes registered in the previous quarter. This increase is due to seasonal factors and higher volume of promotional minutes offered to clients. In 2007, postpaid MOU reached 198 minutes, higher than the 185 minutes recorded in 2006. This increase is a result of campaigns to stimulate use of cellular phones and better quality of clients acquired.

Postpaid ARPU reached R$78.7 in the quarter, representing a reduction of R$1.0 compared to the R$79.7 recorded in the 3Q07, as a result of the client base increase due to the Christmas campaign. In 2007, postpaid ARPU recorded a 13.1% growth, totaling R$78.9. This increase is a consequence of the successful campaigns to stimulate the use of cellular phones and the adoption of the full billing rule in July 2006.

In the fourth quarter of 2007, minutes of use in the prepaid segment reached 45, representing an increase of 23.4% compared to the 36 recorded in the previous quarter, due to the success of the Christmas campaign and the “15 times the amount activated” campaign launched in November. In 2007, the prepaid MOU reached 37 minutes, 27.2% higher than the 29 minutes registered in 2006, due to the efficiency of campaigns to stimulate the use of cellular phones.

Prepaid ARPU reached R$15.3 in the 4Q07, practically in line with the R$15.1 recorded in the previous quarter. In 2007, prepaid ARPU increased 30.3% compared to 2006, reaching R$14.6. This increase is due to the successful campaigns to stimulate the use of cellular phones, generating higher outgoing and incoming traffic volume, and to the adoption of the full billing rule.

As a result, total blended MOU reached 80 in the 4Q07, blended ARPU stood at R$28.9, higher than the R$29.1 registered in the 3Q07. In 2007, total blended MOU totaled 73 and blended ARPU stood at R$28.7.

www.telemigholding.com.br - 5/13

Estimated market share of 29.1% in the quarter

Total market share was estimated at 29.1% in the fourth quarter, versus 29.3% in the 3Q07. The reduction in market share, which reached 6.5 p.p. in 2006, dropped to 2.4 p.p in 2007. Excluding the Triângulo Mineiro region, market share was estimated at 30.3%, in line with the previous quarter. For the Triângulo Mineiro region, market share was estimated at 20.3%, higher than the 19.5% recorded in the previous quarter. In 2007, market share in the Triângulo Mineiro region increase by 3.0 p.p.

Total gross sales share for the 4Q07 was estimated at 33.9% in the quarter and 30.7% in 2007, an increase of 2.9 p.p. over 2006. Excluding the Triângulo Mineiro region, gross sales share was estimated at 34.6% and 30.1% for 4Q07 and 2007, respectively. For the Triângulo Mineiro region, gross sales share was estimated at 31.8% for the quarter and 30.8% for the year.

EBITDA margin of 35.4% of net service revenues in 2007

EBITDA and EBITDA margin (excluding handset revenues) in the 4Q07 totaled R$90.5 million and 27.0%, respectively, compared to R$112.4 million and 34.8% in the previous quarter. In 2007, EBITDA and EBITDA margin reached R$452.0 million and 35.4%, respectively, against R$348.7 million and 32.1% recorded in the previous year.

www.telemigholding.com.br - 6/13

Depreciation and amortization

Depreciation and amortization expenses totaled R$57.1 million in the 4Q07, higher than the R$49.7 million recorded in the 3Q07, as a result of higher investments, activation of new sites and conclusion of works in progress. In 2007, depreciation and amortization expenses stood at R$207.5 million, 19.7% higher than in 2006. This increase is due to higher volume of investments.

Net financial result of R$6.6 million in the quarter

	R$ million
	4Q06	1Q07	2Q07	3Q07	4Q07	2006	2007
Interest Expenses (a)	(16.2)	(18.7)	(22.0)	(19.5)	(22.6)	(82.9)	(82.9)
Interest Income (b)	22.1	20.3	20.2	19.8	23.7	99.7	84.1
Foreign Exchange Gain (loss) (c)	3.3	7.1	10.2	7.3	5.5	21.1	30.1

Net Financial Income (Expense)	9.2	8.7	8.4	7.6	6.6	37.9	31.3

Note: a) Interest expense: includes financial expenses related to debt, losses on hedging operations (if any), taxes on gains with hedge operations and revenues from interest on own capital (if any); b) Interest income: includes results of cash investing activities, clients’ interest and gains on hedging operations (if any); and, c) Foreign exchange gain (loss): almost exclusively reflects currency devaluation changes on debt principal and interest payable.

Net income of R$148.4 million in 2007

Net income in the 4Q07 totaled R$19.9 million, or R$1.101 per ADS (R$0.551 per share). In 2007, net income reached R$148.4 million, or R$8.198 per ADS (R$4.099 per share). The result was 30.9% higher than in 2006.

Total debt of R$147.9 million

At the end of 2007, total debt was R$147.9 million, of which 96% was denominated in US dollars. The entire debt denominated in foreign currency was hedged.

Negative net debt (net cash) of R$491.1 million

As of December 31, 2007, the Company’s debt was offset by cash (cash equivalents and short-term cash investments) in the amount of R$730.6 million, but was affected by accounts payable from hedging operations in the amount of R$91.6 million, resulting in a negative net debt (net cash) of R$491.1 million.

www.telemigholding.com.br - 7/13

Debt Payment Schedule

Year	R$ million	% denominated in US$
2008	-	-
2009	141.7	100.0%
2010 to 2017	-	-
2018 to 2021	6.2	-

Solid Financial Ratios

Ratios	4Q06	1Q07	2Q07	3Q07	4Q07
Net Debt/EBITDA (1)	(0.90)	(0.97)	(0.83)	(0.95)	(1.09)
Net Debt/Total Assets	(16%)	(19%)	(18%)	(20%)	(21%)
Interest Coverage Ratio (1)	17.5	13.4	21.3	27.5	28.2
Current Liquidity Ratio	1.5	2.4	3.2	3.2	1.8
(1) Last twelve months

Investments totaled R$218.6 million in the quarter

During the fourth quarter of 2007, Telemig Celular’s capital expenditures reached R$218.6 million and, in 2007, totaled R$ 293.3 million. The breakdown of such investments is as follows:

INVESTMENTS BREAKDOWN

CAPEX (R$ million)	4Q06	1Q07	2Q07	3Q07	4Q07	2007
Network	103.8	4.4	10.0	23.2	185.8	223.4
IT	12.7	4.0	7.1	9.7	20.4	41.2
Others	14.0	3.1	6.2	7.0	12.4	28.7
T O T A L	130.5	11.5	23.3	39.9	218.6	293.3

www.telemigholding.com.br - 8/13

Free cash flow

In the 4Q07, free cash totaled R$1.0 million, lower than the R$69.9 million recorded in the previous quarter, due to the reduction in EBITDA and increase in Capex. In 2007, free cash flow reached R$165.1 million, significantly above the R$4.9 million recorded in the previous year. This difference is mainly due to the higher EBITDA and working capital variation.

*******************

For further information, please contact:

Telemig Celular Participações S.A.
Investor Relations Department
André Mastrobuono / Ricardo Agostini / Renata Pantoja
Phone: (+55 31) 9933-3535
E-mail: ri@telepart.com.br

This press release contains forward-looking statements. Such statements are not statements of historical fact, and reflect the beliefs and expectations of the Company's management. The words "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "predicts," "projects" and "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Accordingly, the actual results of operations of the Company may be different from the Company's current expectations, and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments.

www.telemigholding.com.br - 9/13

OPERATIONAL DATA

	2006		2007					Var. %

	4th Quarter	YTD	1st Quarter	2st Quarter	3rd Quarter	4th Quarter	YTD	(4Q07/3Q07)

Licensed Pops (in millions)	19.5	19.5	19.5	19.5	19.5	19.7	19.7	1.2%

Clients	3,435,562	3,435,562	3,495,940	3,545,360	3,615,397	3,900,826	3,900,826	7.9%
Postpaid	798,180	798,180	779,155	776,652	781,673	833,414	833,414	6.6%
Prepaid	2,637,382	2,637,382	2,716,785	2,768,708	2,833,724	3,067,412	3,067,412	8.2%

MOU Incoming
Postpaid	75	71	72	75	77	77	75	0.0%
Prepaid	22	21	21	22	23	23	22	-1.0%
MOU Outgoing
Postpaid	122	114	116	122	126	131	123	3.9%
Prepaid	12	8	13	12	14	22	15	64.4%

Total Outgoing Traffic (Million of Minutes)	385.8	1384.2	372.9	380.6	406.6	511.1	1671.1	25.7%
Total Incoming Traffic (Million of Minutes)	353.2	1351.7	342.0	360.6	369.6	383.4	1455.7	3.7%

Average Revenue per User - ARPU (R$)	29.0	25.4	27.6	29.2	29.1	28.9	28.7	-0.7%
Postpaid	79.7	69.8	76.8	80.3	79.7	78.7	78.9	-1.2%
Prepaid	13.5	11.2	13.2	14.7	15.1	15.3	14.6	1.4%

Service Revenues (R$ millions)
Monthly Fee	50,555	199,875	50,993	50,676	51,988	53,340	206,998	2.6%
Outgoing Traffic	107,349	403,576	100,563	113,257	111,376	121,659	446,856	9.2%
Incoming Traffic	139,117	430,632	136,371	144,167	149,350	150,044	579,932	0.5%
Other	12,232	53,272	11,825	10,777	10,548	9,925	43,076	-5.9%

TOTAL	309,253	1,087,354	299,753	318,877	323,262	334,970	1,276,862	3.6%

Data Revenues (% of net serv. revenues)	7.1%	8.1%	6.6%	6.3%	6.6%	7.3%	6.7%	0.7 p.p.

Cost of Services (R$ millions)
Leased lines	14,177	64,753	14,021	13,870	14,216	13,275	55,382	-6.6%
Interconnection	56,113	127,375	49,362	52,585	53,566	57,617	213,130	7.6%
Rent and network maintenance	18,334	67,138	19,188	17,698	20,484	21,513	78,882	5.0%
FISTEL and other taxes	13,783	55,700	15,538	15,091	15,797	22,089	68,515	39.8%
Other	216	11,692	1,160	2,348	2,900	2,297	8,704	-20.8%

TOTAL	102,624	326,658	99,269	101,592	106,962	116,791	424,614	9.2%

Churn - Annualized Rate	54.1%	39.1%	29.5%	40.1%	35.7%	41.5%	36.8%	5.8 p.p.
Postpaid	24.2%	23.7%	22.1%	21.9%	18.9%	16.3%	19.8%	- 2.6 p.p.
Prepaid	63.3%	44.1%	31.6%	45.3%	40.3%	48.4%	41.6%	8.1 p.p.

Cost of Acquisition (R$)	129	147	124	120	127	106	117	-16.5%
Retention Costs (% of net serv. revenues)	13.8%	15.5%	15.2%	15.8%	21.4%	21.2%	18.5%	-0,2 p.p.
CAPEX (R$ millions)	130.5	252.5	11.5	23.3	39.9	218.6	293.3	448.5%

Number of locations served	587	587	590	592	593	605	605	2.0%
Number of cell sites	1822	1822	1818	1819	1829	1915	1915	4.7%
Number of switches	18	18	18	18	18	27	27	50.0%

Headcount	2,388	2,388	2,738	2,743	2,864	2,893	2,893	1.0%
Estimated Market Share
Total	31.6%	31.6%	31.1%	30.4%	29.3%	29.1%	29.1%	- 0,2 p.p.
Minas Market - excluding Triângulo
Mineiro region	33.1%	33.1%	32.4%	31.6%	30.3%	30.3%	30.3%
Triângulo Mineiro region	17.3%	17.3%	18.1%	19.1%	19.5%	20.3%	20.3%	0,8 p.p.

www.telemigholding.com.br - 10/13

INCOME STATEMENT (BR GAAP)

								(in R$ 000)

	2006		2007					Var. %

	4th Quarter	YTD	1st Quarter 2nd Quarter 3rd Quarter 4th Quarter				YTD	(4Q07/3Q07)

Service Revenues - GROSS	486,890	1,643,865	478,131	486,594	521,918	626,951	2,113,594	20.1%
Equipment Revenues - GROSS	36,430	125,053	20,290	26,544	22,624	48,091	117,549	112.6%

Total Revenues - GROSS	523,320	1,768,918	498,421	513,138	544,542	675,042	2,231,143	24.0%
Taxes	(182,738)	(575,442)	(181,680)	(171,742)	(201,790)	(298,531)	(853,743)	47.9%
Service Revenues - NET	309,253	1,087,354	299,753	318,877	323,263	334,969	1,276,862	3.6%
Equipment Revenues - NET	31,329	106,122	16,988	22,519	19,489	41,542	100,538	113.2%

Total Revenues - NET	340,582	1,193,476	316,741	341,396	342,752	376,511	1,377,400	9.8%

Cost of Services	102,624	326,658	99,269	101,592	106,962	116,744	424,567	9.1%
Cost of Equipment	50,593	157,683	23,981	31,319	28,078	52,826	136,204	88.1%
Selling & Marketing Expenses	65,050	245,427	45,089	57,136	68,539	88,176	258,940	28.7%
Bad Debt Expense	9,383	41,429	10,504	6,626	6,162	6,629	29,921	7.6%
General & Administrative Expenses	34,145	95,967	20,220	19,217	27,439	23,334	90,210	-15.0%
Other operating expenses (income)	82	(22,353)	(3,557)	(2,342)	(6,803)	(1,731)	(14,433)	-74.6%

EBITDA	78,705	348,665	121,235	127,848	112,375	90,533	451,991	-19.4%
%	25.5%	32.1%	40.4%	40.1%	34.8%	27.0%	35.4%	-7,8 p.p.

Depreciation & Amortization	47,687	173,330	50,633	50,082	49,670	57,108	207,493	15.0%
Interest Expense (1)	16,180	82,882	18,685	22,048	19,479	22,638	82,850	16.2%
Interest Income	(22,125)	(99,732)	(20,298)	(20,217)	(19,838)	(23,709)	(84,062)	19.5%
Foreign Exchange Loss (Gain)	(3,217)	(21,099)	(7,102)	(10,175)	(7,280)	(5,518)	(30,075)	-24.2%
Others	4,232	16,642	3,735	3,239	3,074	6,506	16,554	111.6%
Income Taxes	4,085	61,076	25,498	26,643	22,293	6,588	81,022	-70.4%
Minority Interests	3,846	22,152	7,497	8,504	6,814	6,988	29,803	2.6%

Net Income	28,017	113,414	42,587	47,724	38,163	19,932	148,406	-47.8%

Number of shares (thousand)*	357,706,556	357,706,556	357,706,556	362,070,615	36,207,061	36,207,061	36,207,061	0.0%
Earnings per thousands shares (R$)**	0.078	0.317	0.119	0.132	1.054	0.551	4.099	-47.8%
Earnings per ADS (R$)	1.566	6.341	2.381	2.636	2.108	1.101	8.198	-47.8%

(1) Interest paid: 4Q06 - R$0; 1Q07- R$8,576 thousand; 2Q07 - R$0; 3Q07 - R$7,448 thousand; and, 4Q07 - R$0.
* 3Q07, 4Q07 and YTD 2007: number of shares.
** 3Q07, 4Q07 and YTD 2007: earnings per share (R$).

www.telemigholding.com.br - 11/13

BALANCE SHEET (BR GAAP)

					(in R$ 000)

	4Q07	3Q07		4Q07	3Q07

Current Assets			Current Liabilities
Cash & cash equivalents	10,359	30,927	Loans & Financing	(0)	(0)
Tempory Cash Investments	720,268	614,566	Loan Interest	5,904	2,452
Accounts Receivable	232,895	207,899	Suppliers	398,483	211,601
Taxes Receivable	142,567	108,111	Taxes Payable	15,143	25,921
Other Assets	49,146	43,994	Dividends	59,419	11,892

	1,155,235	1,005,497	Other Current Liabilities	159,828	66,752

				638,778	318,618

Long-term Assets	332,035	347,005	Loans & Financing	147,930	147,112

Deferred Assets	12,784	7,414	Other Long-term Liabilities	143,316	140,163

Plant & Equipment			Minority Interest	179,315	182,506
Cost	2,394,477	2,202,893
Accumulated Depreciation	(1,555,373)	(1,525,974)	Shareholders' Equity	1,229,819	1,248,436

	839,104	676,919

	2,339,158	2,036,835		2,339,158	2,036,835

CASH FLOW (BR GAAP)

		(in R$ 000)

	4Q07	YTD 2007

Operating Activities
Net income	19,932	148,406
Adjustments to reconcile net income to net cash from operating activities	-	-
Depreciation and amortization	57,108	207,493
Foreign exchange gains and indexation (principal)	(7,573)	(31,501)
Unrealized losses on cross-currency interest swaps	9,902	48,091
Deferred income taxes	253	(9,475)
Minority interest	6,988	29,803
Unrealized gains on temporary cash investments	(16,066)	(60,007)
Other	(8,919)	(4,554)
Changes in operating assets and liabilities	(9,790)	(158,763)

Cash provided by operating activities	51,835	169,493

Investing activities:
Cash proceeds from disposals of property and equipment	-	434
Additions to property and equipment	(71,165)	(145,806)
Additions to deferred assets	(6,321)	(6,794)

Cash used in investing activities	(77,486)	(152,166)

Financing activities
Proceeds from issuance of debt	6,210	6,210
Dividends and interest on capital paid	(1,127)	(34,546)

Cash provided by (used in) financing activities	5,083	(28,336)

	-	-
Decrease in cash and cash equivalents	(20,568)	(11,009)
Cash and cash equivalents, beginning of the period	30,927	21,368

Cash and cash equivalents, end of the period	10,359	10,359

www.telemigholding.com.br - 12/13

GLOSSARY OF KEY INDICATORS

I) Average Clients

a) Average clients – monthly

Sum of clients at the beginning and the end of the month
                                        2

b) Average clients – quarterly and year-to-date

Sum of the average clients for each month of the period
                  Number of months in the period

II) Churn Rate (Annualized)

a) Churn % quarterly

Sum of deactivations / Sum of average monthly opening clients for the 3 months x 12
                                                                  3

b) Churn % - year to date

YTD deactivations / Sum of average monthly opening clients since the beginning of the year x 12
                                                      Number of months in the period

III) MOU – Minutes of Use (Monthly)

Number of total billable minutes for the period / Average clients for the period
                                    Number of months in the periods

IV) ARPU – Average Revenue per User

Net service revenues for the period (excluding roaming-in revenues)
                              Average clients for the period

V) Client Acquisition Cost

(Sum of Marketing salaries, Selling salaries, Consulting (Sales and Marketing),
Commissions, Handsets subsidies, Advertising and promotions,
FISTEL tax (activation tax), less Activation fee for the period)
             Number of gross activations in the period

VI) Free Cash Flow

Free Cash Flow = (EBITDA – CAPEX – Taxes – Net Financial Expenses*
– Minority Interests – Working Capital Variation)

* Considers interest paid.

VII) Working Capital Variation

Working Capital Variation = ( Δ Current Assets – Δ Cash & Cash Equivalents) –
(Δ Current Liabilities – Δ Short Term Loans and Financing - Δ Loan Interest - Δ Dividends)

VIII) Interest Coverage Ratio

Interest Coverage Ratio = EBITDA / Interest Paid

IX) Current Liquidity Ratio

Current Liquidity Ratio = Current Assets / Current Liabilities

X) EBITDA

EBITDA = Operational Revenues - Operational Costs - Operational Expenses* - Bad Debts
                                                    * Does not include profit sharing.

www.telemigholding.com.br - 13/13

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 27, 2008

TELEMIG CELULAR PARTICIPAÇÕES S.A.

By:	/s/ André Mastrobuono

Name:	André Mastrobuono
Title:	CEO, CFO and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.